                                                                                                                                    P.O. Box 2600

                                                                                                                                    Valley Forge, PA 19482-2600

                                                                                                                                    610-669-2689

                                                                                                                                    nathan_m_will@vanguard.com

June 6, 2011

Brion Thompson, Esq.

U.S. Securities & Exchange Commission                               via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:      Vanguard Trustees’ Equity Fund

Dear Mr. Thompson:

The following responds to your comments of June 2, 2011 on the post-effective amendment of the above-referenced registrant (the “Trust”) and its series, Vanguard Emerging Markets Select Stock Fund (the “Fund”).  You commented on Post-Effective Amendment Nos. 56 and 57, which were filed on March 28, 2011, and April 15, 2011 pursuant to Rule 485(a).

Comment 1:   Prospectus – Fund Summary – Primary Investment Strategies

Comment:       Please confirm that a company need meet only one of the following tests in order to be considered “located in” an emerging market:  (i) the company has a class of securities whose principal securities market is in an emerging country; (ii) the company is organized under the laws of an emerging country; or (iii) a company has its principal office in an emerging country.

Response:        Yes; each test, on its own, would be sufficient for a company to be considered “located in” an emerging country.

Comment 2:   Prospectus – Fund Summary – Primary Investment Strategies

Comment:       If the answer to Comment 1 is “yes,” please explain why each test alone would subject an issuer to the economic risks and fortunes of an “emerging market.”

Response:        Each test, on its own, would subject an issuer to the economic risks and fortunes of an emerging market for the following reasons.  First, a company with a class of securities whose principal securities market is in an emerging country may be subjected to, among other things, greater price volatility, less liquidity, and significantly smaller market capitalization due to the fact that securities markets in these countries may be less regulated and operationally less developed than non-emerging markets.  Second, a company organized under the laws of an emerging country may be subjected to, among other things, greater risks of nationalization, expropriation or confiscatory taxation.  Third, a company with a principal office in an emerging country may be subjected to, among other things, the same risks as a company organized in such a country, as well as greater social, economic, political uncertainty and instability, currency and inflation risk, and such companies may be less seasoned and newly organized.

0246056, v0.5

Finally, we note that these criteria were among the criteria originally proposed for Rule 35d-1 that would have comprised one part of the test used to determine that a particular investment would “expose the company’s assets to the economic fortunes and risks” of a particular geographic region.  See Investment Company Names, SEC Rel. No. IC-24828 (Jan. 17, 2001) at II(A)(2).

Tandy Requirements

As required by the SEC, the Fund acknowledges that:

•     The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•     Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•     The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-2689 with any questions or comments regarding the above responses and explanations.

Sincerely,

Nathan Will

Associate Counsel

The Vanguard Group, Inc.

0246056, v0.5